SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

DISTRIBUTION SOLUTIONS GROUP, INC.

(Name of the Issuer)

Distribution Solutions Group, Inc.

Eclipse Parent Acquisitions, LLC

Eclipse Intermediate Acquisitions, LLC

Eclipse Acquisitions Merger Sub, Inc.

Luther King Capital Management Corporation

LKCM Headwater Investments II, L.P.

LKCM Headwater Investments IV, L.P.

LKCM Private Discipline Master Fund, LLC

PDLP Lawson, LLC

LKCM Investment Partnership, L.P.

LKCM Micro-Cap Partnership, L.P.

LKCM Core Discipline, L.P.

301 HW Opus Investors, LLC

LKCM TE Investors, LLC

Headwater Lawson Investors, LLC

J. Luther King, Jr.

J. Bryan King

(Names of Persons Filing Statement)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

520776105

(CUSIP Number of Class of Securities)

Ronald Knutson Distribution Solutions Group, Inc. 301 Commerce Street, Suite 1700 Fort Worth, Texas 76102 Tel: (888) 611-9888

Jacob D. Smith

Eclipse Parent Acquisitions, LLC

Eclipse Intermediate Acquisitions, LLC

Eclipse Acquisitions Merger Sub, Inc.

Luther King Capital Management Corporation

LKCM Headwater Investments II, L.P.

LKCM Headwater Investments IV, L.P.

LKCM Private Discipline Master Fund, LLC

PDLP Lawson, LLC

LKCM Investment Partnership, L.P. LKCM Micro-Cap Partnership, L.P. LKCM Core Discipline, L.P. 301 HW Opus Investors, LLC LKCM TE Investors, LLC
Headwater Lawson Investors, LLC J. Luther King, Jr. J. Bryan King c/o Luther King Capital Management Corporation 301 Commerce Street, Suite 1600 Fort Worth, Texas 76102 Tel: (817) 332-3235

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Heidi J. Steele Eric Orsic McDermott Will & Schulte LLP 444 West Lake Street, Suite 4000 Chicago, Illinois 60606 Tel: (312) 372-2000	Andrew J. Noreuil Ryan H. Ferris Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 Tel: (312) 782-0600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Distribution Solutions Group, Inc., a Delaware corporation (the “Company”);

•	Eclipse Parent Acquisitions, LLC, a Delaware limited liability company (“Parent”);

•	Eclipse Intermediate Acquisitions, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Intermediate”);

•	Eclipse Acquisitions Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Intermediate (“Merger Sub”);

•	Luther King Capital Management Corporation, a Delaware corporation (“LKCM”);

•	LKCM Headwater Investments II, L.P., a Delaware limited partnership;

•	LKCM Headwater Investments IV, L.P., a Delaware limited partnership;

•	LKCM Private Discipline Master Fund, LLC, a Delaware limited liability company;

•	PDLP Lawson, LLC, a Texas limited liability company;

•	LKCM Investment Partnership, L.P., a Texas limited partnership;

•	LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership;

•	LKCM Core Discipline, L.P., a Delaware limited partnership;

•	301 HW Opus Investors, LLC, a Delaware limited liability company;

•	LKCM TE Investors, LLC, a Delaware limited liability company;

•	Headwater Lawson Investors, LLC, a Delaware limited liability company;

•	J. Luther King, Jr.; and

•	J. Bryan King, the Company’s Chief Executive Officer, President and Chairman of the Board and the Managing Partner of LKCM Headwater Investments, LLC (“LKCM Headwater”).

This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 15, 2026, by and among Parent, Intermediate, Merger Sub and Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, upon the closing of the transaction (the “Closing”), Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Intermediate and an indirect wholly owned subsidiary of Parent. Parent, Intermediate and Merger Sub were formed by, and are affiliated with, LKCM Headwater, J. Bryan King and their respective affiliates. Mr. King is the Company’s Chief Executive Officer, President and Chairman of the Board and is also the Managing Partner of LKCM Headwater. LKCM Headwater and its affiliates beneficially own, in the aggregate, approximately 78.5% of the outstanding shares of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”). Upon completion of the Merger, the Company will become a privately held company, and the Company Common Stock will no longer be listed on Nasdaq.

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC, pursuant to which the Company will be soliciting proxies from the Company’s stockholders in connection with the adoption of the Merger Agreement and certain other proposals contained therein. The Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Transactions are a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors”

Item 2. Subject Company Information

(a) Name and address.

The name of the subject company is Distribution Solutions Group, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 301 Commerce Street, Suite 1700, Fort Worth, Texas 76102, and the telephone number of its principal executive offices is (888) 611-9888.

(b) Securities.

The subject class of equity securities is the Company’s common stock, par value $1.00 per share (the “Company Common Stock”). As of September 30, 2026, the record date fixed by the Board for determining the stockholders entitled to notice of and vote at the Special Meeting, 46,286,621 shares of Company Common Stock were issued and outstanding.

(c) Trading market and price.

The Company Common Stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “DSGR.” During the fiscal year ended December 31, 2024, the high and low sales prices per share of Company Common Stock on Nasdaq were $36.36 and $28.01, respectively, for the first quarter; $37.31 and $29.25, respectively, for the second quarter; $39.43 and $28.26, respectively, for the third quarter; and $41.47 and $33.80, respectively, for the fourth quarter. During the fiscal year ended December 31, 2025, the high and low sales prices per share of Company Common Stock on Nasdaq were $36.10 and $27.30, respectively, for the first quarter; $29.05 and $21.87, respectively, for the second quarter; $33.80 and $27.22, respectively, for the third quarter; and $31.49 and $25.33, respectively, for the fourth quarter. During the fiscal year ending December 31, 2026, the high and low sales prices per share of Company Common Stock on Nasdaq were $32.00 and $19.02, respectively, for the first quarter; $28.75 and $26.08, respectively, for the second quarter; $35.06 and $26.60, respectively, for the third quarter; and $35.30 and $34.87, respectively, for the fourth quarter through October 26, 2026.

On October 26, 2026, the most recent practicable date before the filing of this Transaction Statement, the closing price of the Company Common Stock on Nasdaq was $35.01 per share.

(d) Dividends.

During the past two years, the Company has not declared or paid any cash dividends with respect to the Company Common Stock. The Company does not currently intend to pay any cash dividends on the Company Common Stock. In addition, the Merger Agreement generally prohibits the Company from declaring, setting aside or paying dividends or making other distributions with respect to its capital stock before the effective time of the Merger without the prior written consent of Parent, subject to specified exceptions, including dividends paid by a direct or indirect wholly owned subsidiary of the Company to its parent.

(e) Prior public offerings.

During the past three years, none of the Filing Persons has made an underwritten public offering for cash of Company Common Stock or other Company securities that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f) Prior stock purchases.

Except for the purchases by the Company described below and certain activity relating to the Company’s equity compensation awards, none of the Filing Persons purchased any shares of Company Common Stock during the two years preceding October 26, 2026.

Under an existing stock repurchase program authorized by the board of directors of the Company (the “Board”), the Company may repurchase its Company Common Stock from time to time in open market transactions, privately negotiated transactions or by other methods. During the first quarter of 2025, the Company repurchased 320,638 shares of Company Common Stock at an average cost of $34.94 per share for a total cost of $11.2 million. During the second quarter of 2025, the Company repurchased 332,575 shares of Company Common Stock at an average cost of $26.59 per share for a total cost of $8.8 million. During the third and fourth quarters of 2025, the Company repurchased an additional 123,711 shares of Company Common Stock at an average cost of approximately $28.00 per share for a total cost of approximately $3.5 million. During the first six months of 2026, no repurchases were made. The remaining availability for stock repurchases under the program was $32.9 million at June 30, 2026. The stock repurchase program does not have an expiration date. The Merger Agreement generally prohibits the Company from repurchasing shares of Company Common Stock during the pendency of the Merger, subject to specified exceptions.

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“The Merger Agreement—Structure of the Merger”

“Important Information Regarding the Company—Directors and Executive Officers”

“Important Information Regarding the Company—Share Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Affiliated Stockholders”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable.

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Anticipated Accounting Treatment”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Treatment of Shares”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Excluded Shares”

“The Merger Agreement—Appraisal Rights”

“The Merger Agreement—Treatment of Company Equity-Based Awards”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“The Special Meeting—Appraisal Rights”

“The Merger Agreement—Appraisal Rights”

“Appraisal Rights”

“Annex C”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Introduction”

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading.

Not applicable. The shares of Company Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act following the completion of the Merger. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Special Factors—Delisting and Deregistration of DSG’s Common Stock”.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in DSG’s Securities”

“Important Information Regarding the Company—Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Affiliated Stockholders”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Important Information Regarding the Company—Past Contracts, Transactions, Negotiations and Agreements”

“The Merger Agreement”

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger”

“Special Factors—Intent of DSG’s Directors and Executive Officers to Vote in Favor of the Merger and the Advisory Compensation Proposal and Certain Stockholders to Vote in Favor of the Merger”

“The Merger Agreement”

“Important Information Regarding the Company—Voting and Support Agreement”

“Important Information Regarding the Company—Share Ownership of Certain Beneficial Owners and Management”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Delisting and Deregistration of DSG’s Common Stock”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Excluded Shares”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger—Employment Arrangements Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Delisting and Deregistration of DSG’s Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Directors and Officers; Charter and Bylaws of the Surviving Corporation”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Excluded Shares”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding the Company—Dividends”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Positions of the Affiliated Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Summary of Discussion Materials of William Blair”

“Special Factors—Purposes and Reasons of the Affiliated Stockholders for the Merger”

“Special Factors—Positions of the Affiliated Stockholders as to the Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

Item 8. Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Certain Other Fairness Considerations”

“Special Factors—Opinion of William Blair”

“Special Factors—Purposes and Reasons of the Affiliated Stockholders for the Merger”

“Special Factors—Positions of the Affiliated Stockholders as to the Fairness of the Merger”

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Votes Required”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board—Potential Benefits and Other Favorable Factors”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board—Procedural Safeguards”

“The Special Meeting—Votes Required”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Other Fairness Considerations”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Certain Other Fairness Considerations”

“Special Factors—Opinion of William Blair”

“Special Factors—Summary of Discussion Materials of William Blair”

“Special Factors—Information Relating to Financial Advisor to LKCM Headwater”

“Special Factors—Unaudited Prospective Financial Information”

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company common shares or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)  Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to the Closing of the Merger”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing”

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Share Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Affiliated Stockholders”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in DSG’s Securities”

“Important Information Regarding the Affiliated Stockholders”

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Intent of DSG’s Directors and Executive Officers to Vote in Favor of the Merger and the Advisory Compensation Proposal and Certain Stockholders to Vote in Favor of the Merger”

“Special Factors—Intent of DSG’s Directors and Executive Officers to Vote in Favor of the Merger and the Advisory Compensation Proposal and Certain Stockholders to Vote in Favor of the Merger”

“Important Information Regarding the Company—Voting and Support Agreement”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendations of the Special Committee and the Board”

“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and unaudited consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Book Value Per Share”

“Incorporation of Certain Documents by Reference”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Opinion of William Blair”

“Special Factors—Background of the Merger”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger—Change in Control and Severance Benefits”

“Special Factors—Interests of DSG’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”

“Proposal 2: The Advisory Compensation Proposal”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(2)(i)	Amendment No. 2 to Preliminary Proxy Statement of the Company (the “Proxy Statement”) (included in the Schedule 14A/A filed on October 27, 2026 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Press release dated July 16, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 16, 2026 and incorporated herein by reference).

(b)(i)	Second Amended and Restated Credit Agreement, dated December 18, 2025, by and among Distribution Solutions Group, Inc., the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 22, 2025 and incorporated herein by reference).

(b)(ii)	First Amendment to Second Amended and Restated Credit Agreement, dated July 15, 2026, by and among Distribution Solutions Group, Inc., the subsidiary guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated July 16, 2026 and incorporated herein by reference).

(c)(i)	Opinion of William Blair (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)*	Presentation by William Blair to the special committee of the Board (the “Special Committee”), dated April 21, 2026.

(c)(iii)*	Presentation by William Blair to the Board, dated April 27, 2026.

(c)(iv)*	Presentation by William Blair to the Special Committee, dated May 8, 2026.

(c)(v)*	Presentation by William Blair to the Special Committee, dated June 5, 2026.

(c)(vi)*	Presentation by William Blair to the Special Committee, dated June 9, 2026.

(c)(vii)*	Presentation by William Blair to the Special Committee, dated June 18, 2026.

(c)(viii)*	Presentation by William Blair to the Special Committee, dated July 15, 2026.

(c)(ix)*	Presentation by J.P. Morgan Securities LLC to the Special Committee, dated May 28, 2026.

(d)(i)	Agreement and Plan of Merger, dated July 15, 2026, by and among Distribution Solutions Group, Inc., Eclipse Parent Acquisitions, LLC, Eclipse Intermediate Acquisitions, LLC and Eclipse Acquisitions Merger Sub, Inc. (included as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated July 16, 2026 and incorporated herein by reference).

(d)(ii)	Equity Commitment Letter, dated July 15, 2026, delivered by LKCM Headwater Investments IV, L.P. to Eclipse Parent Acquisitions, LLC (included as Exhibit 2 to the LKCM’s Schedule 13D/A dated July 16, 2026 and incorporated herein by reference).

(d)(iii)	Limited Guarantee, dated July 15, 2026, by LKCM Headwater Investments IV, L.P. in favor of Distribution Solutions Group, Inc. (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated July 16, 2026 and incorporated herein by reference).

(d)(iv)	Voting and Support Agreement, dated July 15, 2026, by and between Distribution Solutions Group, Inc. and Luther King Capital Management Corporation (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 16, 2026 and incorporated herein by reference).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the Proxy Statement and incorporated herein by reference).

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2026

DISTRIBUTION SOLUTIONS GROUP, INC.

By:	/s/ Ronald Knutson
Name:	Ronald Knutson
Title:	Executive Vice President, Chief Financial Officer and Treasurer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2026

ECLIPSE PARENT ACQUISITIONS, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President, Secretary and General Counsel

ECLIPSE INTERMEDIATE ACQUISITIONS, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President, Secretary and General Counsel

ECLIPSE ACQUISITIONS MERGER SUB, INC.

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President, Secretary and General Counsel

LUTHER KING CAPITAL MANAGEMENT CORPORATION

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Principal and General Counsel

LKCM HEADWATER INVESTMENTS II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President and General Counsel

LKCM HEADWATER INVESTMENTS IV, L.P.

By:	LKCM Headwater Investments IV GP, L.P., its general partner

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President and General Counsel

LKCM PRIVATE DISCIPLINE MASTER FUND, LLC

By:	LKCM Private Discipline Management, L.P., its manager
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

PDLP LAWSON, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

LKCM INVESTMENT PARTNERSHIP, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

LKCM MICRO-CAP PARTNERSHIP, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

LKCM CORE DISCIPLINE, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner
By:	LKCM Alternative Management, LLC, its general partner
By:	LKCM Capital Group, LLC, its sole member

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

301 HW OPUS INVESTORS, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

LKCM TE INVESTORS, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

HEADWATER LAWSON INVESTORS, LLC

By:	/s/ Jacob D. Smith
Name:	Jacob D. Smith
Title:	Vice President

/s/ J. Luther King, Jr.
J. LUTHER KING, JR.

/s/ J. Bryan King
J. BRYAN KING